Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise indicated or the context otherwise requires, all references in this document to “On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” “us,” or similar terms refer to On Holding AG and its consolidated subsidiaries.
The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements, included in the Form 6-K filed with this management's discussion and analysis of financial condition and results of operations with the Securities and Exchange Commission ("SEC"), as well as our audited financial statements and the notes thereto, and the section titled "Risk Factors," each of which appear in our annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 3, 2026 ("Annual Report"). As discussed in the section titled "Special Note Regarding Forward-Looking Statements," the following management's discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified in such section. The unaudited interim condensed consolidated financial statements as of June 30, 2026, and for the three-month and six-month periods ended June 30, 2026 and 2025 were prepared in accordance with International Accounting Standards ("IFRS"), and International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board, and presented in Swiss Francs (CHF), the legal currency of Switzerland.
Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is available but is or has been rounded to zero.

Overview
On is a premium performance sportswear brand rooted in innovation, design, and sustainability. Since our founding in the Swiss Alps in 2010, we have built a distinctive global brand with a passionate community across more than 90 countries. Through our premium product and brand experience, we bring our mission—to ignite the human spirit through movement—to life for our fans worldwide.
We believe our premium positioning and our relentless focus on performance and design sets us apart within the global sportswear market. Our culture of innovation has enabled us to repeatedly introduce groundbreaking technologies designed to elevate the running experience and create enduring excitement around our brand. Anchored in our running heritage, we have extended this expertise into other performance categories, including performance outdoor, performance all-day, performance tennis, and performance training, connecting us with new communities across a full spectrum of movement.
On operates as a single-brand consumer products business and therefore has a single operating and reportable segment.

Key Financial and Operating Metrics
Key financial and operating metrics for the three-month period ended June 30, 2026 compared to the three-month period ended June 30, 2025 include:
•net sales increased by 13.5% to CHF 850.3 million, or by 21.6% on a constant currency basis;
•net sales through the direct-to-consumer ("DTC") sales channel increased by 26.0% to CHF 388.4 million, or by 34.3% on a constant currency basis;
•net sales through the wholesale sales channel increased by 4.8% to CHF 461.9 million, or by 12.7% on a constant currency basis;
•net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased by 15.4% to CHF 228.2 million, 4.5% to CHF 451.6 million and 43.1% to CHF 170.5 million, respectively;
•net sales in EMEA, Americas, and Asia-Pacific increased by 20.5%, 13.0% and 54.7% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 10.9% to CHF 781.6 million, 47.7% to CHF 54.2 million and 88.3% to CHF 14.5 million, respectively;
•net sales from shoes, apparel and accessories increased by 18.9%, 56.2%, and 102.2% on a constant currency basis, respectively;

•gross profit increased by 20.6% to CHF 555.7 million from CHF 460.8 million;
•gross profit margin increased to 65.4% from 61.5%;
•net income / (loss) increased by 356.5% to CHF 105.0 million from CHF (40.9) million;
•net income / (loss) margin increased to 12.3% from (5.5)%;
•basic earnings per share (“EPS”) Class A (CHF) increased to 0.31 from (0.12);
•diluted EPS Class A (CHF) increased to 0.31 from (0.12);
•adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") increased by 23.5% to CHF 168.1 million from CHF 136.1 million;
•adjusted EBITDA margin increased to 19.8% from 18.2%;
•adjusted net income / (loss) increased to CHF 117.6 million from CHF (29.7) million;
•adjusted basic EPS Class A (CHF) increased to 0.35 from (0.09); and
•adjusted diluted EPS Class A (CHF) increased to 0.35 from (0.09).

Key financial and operating metrics for the six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025 include:
•net sales increased by 14.0% to CHF 1,682.2 million; or by 24.0% on a constant currency basis;
•net sales through the DTC sales channel increased by 21.4% to CHF 710.7 million, or by 31.6% on a constant currency basis;
•net sales through the wholesale sales channel increased by 9.1% to CHF 971.5 million, or by 19.0% on a constant currency basis;
•net sales in EMEA, Americas and Asia-Pacific increased by 18.8% to CHF 435.4 million, 3.8% to CHF 902.3 million and 43.7% to CHF 344.5 million, respectively;
•net sales in EMEA, Americas, and Asia-Pacific increased by 22.8%, 15.0% and 58.1% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 11.5% to CHF 1,545.3 million, 46.4% to CHF 109.5 million and 80.3% to CHF 27.4 million, respectively;
•net sales from shoes, apparel and accessories increased by 21.4%, 56.9%, and 94.4% on a constant currency basis, respectively;
•gross profit increased by 21.6% to CHF 1,090.0 million from CHF 896.1 million;
•gross profit margin increased to 64.8% from 60.7%;
•net income increased by 1221.5% to CHF 208.3 million from CHF 15.8 million;
•net income margin increased to 12.4% from 1.1%;
•basic EPS Class A (CHF) increased to 0.63 from 0.05;
•diluted EPS Class A (CHF) increased to 0.62 from 0.05;
•adjusted EBITDA increased by 33.7% to CHF 342.3 million from CHF 256.1 million;
•adjusted EBITDA margin increased to 20.3% from 17.4%;
•adjusted net income increased to CHF 241.1 million from CHF 40.9 million;
•adjusted basic EPS Class A (CHF) increased to 0.72 from 0.12; and
•adjusted diluted EPS Class A (CHF) increased to 0.72 from 0.12.

Key financial and operating metrics as of June 30, 2026 compared to December 31, 2025 included:
•cash and cash equivalents increased by 18% to CHF 1,205.6 million from CHF 1,019.9 million; and
•net working capital increased by 11.5% to CHF 635.9 million from CHF 570.3 million.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe these non-IFRS measures enhance investors' understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section titled “Non-IFRS Measures.”

Operating Results
The following table summarizes certain key operating measures for the three-month and six-month periods ended June 30, 2026 and 2025.

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2026	2025	% Change	2026	2025	% Change

Net sales	850.3	749.2	13.5%	1,682.2	1,475.8	14.0%
Cost of sales	(294.6)	(288.4)	2.1%	(592.2)	(579.7)	2.1%
Gross profit	555.7	460.8	20.6%	1,090.0	896.1	21.6%
Gross profit margin	65.4%	61.5%		64.8%	60.7%
Selling, general and administrative expenses	(436.3)	(368.0)	18.5%	(853.2)	(726.3)	17.5%
Operating result	119.4	92.8	28.7%	236.9	169.8	39.5%
Net financial result	6.3	(140.1)	104.5%	4.9	(153.2)	103.2%
Income / (loss) before taxes	125.7	(47.3)	365.6%	241.8	16.6	1356.3%
Income tax benefit / (expense)	(20.7)	6.4	(423.5)%	(33.5)	(0.8)	3878.7%
Net income / (loss)	105.0	(40.9)	356.5%	208.3	15.8	1221.5%

Basic EPS Class A (CHF)	0.31	(0.12)	353.2%	0.63	0.05	1160.0%
Diluted EPS Class A (CHF)	0.31	(0.12)	351.8%	0.62	0.05	1140.0%

Other data(1)
Adjusted EBITDA	168.1	136.1	23.5%	342.3	256.1	33.7%
Adjusted EBITDA margin	19.8%	18.2%		20.3%	17.4%
Adjusted net income / (loss)	117.6	(29.7)	496.5%	241.1	40.9	490.2%
Adjusted basic EPS Class A (CHF)	0.35	(0.09)	491.4%	0.72	0.12	500.0%
Adjusted diluted EPS Class A (CHF)	0.35	(0.09)	489.2%	0.72	0.12	500.0%
(1) Adjusted EBITDA, adjusted EBITDA Margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS are non-IFRS measures. See section titled “Non-IFRS Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Net Sales
Net sales by sales channel
The following tables present net sales by sales channel:

	Three-month period ended June 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Wholesale	461.9	441.0	4.8%	12.7%
Direct-to-consumer	388.4	308.3	26.0%	34.3%
Net sales	850.3	749.2	13.5%	21.6%

Wholesale % of Net sales	54.3%	58.9%
Direct-to-consumer % of Net sales	45.7%	41.1%
Net sales %	100.0%	100.0%

	Six-month period ended June 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Wholesale	971.5	890.6	9.1%	19.0%
Direct-to-consumer	710.7	585.2	21.4%	31.6%
Net sales	1,682.2	1,475.8	14.0%	24.0%

Wholesale % of Net sales	57.8%	60.3%
Direct-to-consumer % of Net sales	42.2%	39.7%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Three-month period ended June 30, 2026 compared to the three-month period ended June 30, 2025
Net sales for the three-month period ended June 30, 2026 increased by CHF 101.1 million, or 13.5%, compared to the three-month period ended June 30, 2025.

Net sales generated by the wholesale sales channel for the three-month period ended June 30, 2026 increased by CHF 21.0 million, or 4.8%, to CHF 461.9 million, compared to CHF 441.0 million for the three-month period ended June 30, 2025. The increase was attributable to the growth within our distributor network and continued selective door expansion, particularly with global key accounts. This growth was somewhat moderated by the disciplined sell-in to wholesale partners in a more promotional environment, particularly in the Americas.

Net sales generated by the DTC sales channel for the three-month period ended June 30, 2026 increased by CHF 80.1 million, or 26.0%, to CHF 388.4 million, compared to CHF 308.3 million for the three-month period ended June 30, 2025. The increase was primarily driven by the continued increase in popularity and awareness of the On brand, resulting in increased traffic and transactions, both on our e-commerce platform and in our existing retail stores. Additionally, the continued expansion of our own retail store network across all regions further contributed to the growth.

As a result of the strength of our DTC channel and in line with the strategic ambition for our DTC sales channel to outgrow our wholesale sales channel, net sales generated from our DTC channel as a percentage of net sales increased to 45.7% for the three-month period ended June 30, 2026 compared to 41.1% for the three-month period ended June 30, 2025.

Six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025
Net sales for the six-month period ended June 30, 2026 increased by CHF 206.4 million, or 14.0%, compared to the six-month period ended June 30, 2025.

Net sales generated by the wholesale sales channel for the six-month period ended June 30, 2026 increased by CHF 80.9 million, or 9.1%, to CHF 971.5 million, compared to CHF 890.6 million for the six-month period ended June 30, 2025. The increase was attributable to continued selective door expansion, particularly with global key accounts, and growth within our distributor network.

Net sales generated by the DTC sales channel for the six-month period ended June 30, 2026 increased by CHF 125.5 million, or 21.4%, to CHF 710.7 million, compared to CHF 585.2 million for the six-month period ended June 30, 2025. The increase was primarily driven by the continued increase in popularity and awareness of the On brand, resulting in increased traffic and transactions, both on our e-commerce platform and in our existing retail stores. Additionally, the continued expansion of our own retail store network across all regions further contributed to the growth.

As a result of the strength of our DTC channel and in line with the strategic ambition for our DTC sales channel to outgrow our wholesale sales channel, net sales generated from our DTC channel as a percentage of net sales increased to 42.2% for the six-month period ended June 30, 2026 compared to 39.7% for the six-month period ended June 30, 2025.

Net sales by geography
The following tables present net sales by geographic region (based on the location of the counterparty):

	Three-month period ended June 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Americas	451.6	432.3	4.5%	13.0%
Europe, Middle East and Africa	228.2	197.8	15.4%	20.5%
Asia-Pacific	170.5	119.2	43.1%	54.7%
Net Sales	850.3	749.2	13.5%	21.6%

Americas % of Net sales	53.1%	57.7%
Europe, Middle East and Africa % of Net sales	26.8%	26.4%
Asia-Pacific % of Net sales	20.0%	15.9%
Net Sales %	100.0%	100.0%

	Six-month period ended June 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Americas	902.3	869.7	3.8%	15.0%
Europe, Middle East and Africa	435.4	366.4	18.8%	22.8%
Asia-Pacific	344.5	239.7	43.7%	58.1%
Net Sales	1,682.2	1,475.8	14.0%	24.0%

Americas % of Net sales	53.6%	58.9%
Europe, Middle East and Africa % of Net sales	25.9%	24.8%
Asia-Pacific % of Net sales	20.5%	16.2%
Net Sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Three-month period ended June 30, 2026 compared to the three-month period ended June 30, 2025
Net sales increased across all geographic regions for the three-month period ended June 30, 2026, compared to the three-month period ended June 30, 2025, with Asia-Pacific showing particularly strong growth. The 4.5% increase in net sales in the Americas was driven primarily by the strength in the DTC channel, with more moderate growth in wholesale as a result of the controlled sell-in to partners. Net sales in EMEA for the three-month period ended June 30, 2026 increased by 15.4%. The increase in EMEA was driven by the growth within our distributor network, continued strength in United Kingdom, and accelerated growth in France, Italy, and Spain. Net sales growth of 43.1% in Asia-Pacific was primarily driven by strong sales growth in China and Japan, alongside notable contribution from South Korea.

Six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025
Net sales increased across all geographic regions for the six-month period ended June 30, 2026, compared to the six-month period ended June 30, 2025, with Asia-Pacific showing particularly strong growth. The 3.8% increase in net sales in the Americas was driven by the ongoing rise in awareness of the On brand in the region and continued strength in both channels, particularly the collaboration with key account partners and the successful expansion of our retail stores. The 18.8% increase in net sales in EMEA was driven by the continued strength in United Kingdom, particularly with key account partners, accelerated growth in France and Spain, and notable contributions within our distributor network. Net sales growth of 43.7% in Asia-Pacific was primarily driven by strong sales growth in China and Japan, alongside notable contribution from South Korea.

Net sales by product
The following tables present net sales by product group:

	Three-month period ended June 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Shoes	781.6	704.9	10.9%	18.9%
Apparel	54.2	36.7	47.7%	56.2%
Accessories	14.5	7.7	88.3%	102.2%
Net Sales	850.3	749.2	13.5%	21.6%

Shoes % of Net sales	91.9%	94.1%
Apparel % of Net sales	6.4%	4.9%
Accessories % of Net sales	1.7%	1.0%
Net sales %	100.0%	100.0%

	Six-month period ended June 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Shoes	1,545.3	1,385.8	11.5%	21.4%
Apparel	109.5	74.8	46.4%	56.9%
Accessories	27.4	15.2	80.3%	94.4%
Net Sales	1,682.2	1,475.8	14.0%	24.0%

Shoes % of Net sales	91.9%	93.9%
Apparel % of Net sales	6.5%	5.1%
Accessories % of Net sales	1.6%	1.0%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Three-month period ended June 30, 2026 compared to the three-month period ended June 30, 2025
Net sales increased across all product groups during the three-month period ended June 30, 2026 compared to the three-month period ended June 30, 2025. The 10.9% increase in net sales for shoes was driven by new franchise iterations, expanded seasonal colorways, and the continuity of successful products carrying over from previous seasons. Growth was led by our Performance All Day vertical, primarily due to strong performance of the Cloudtilt franchise. The 47.7% increase in net sales for apparel was driven by our Performance Running vertical, with additional contributions from the Performance Training and Performance Tennis verticals. Net sales in accessories increased by 88.3% compared to the three-month period ended June 30, 2025, driven by growth within the socks category with additional contributions from our bags category.

Six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025
Net sales increased across all product groups during the six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025. The 11.5% increase in net sales for shoes was driven by new franchise iterations, expanded seasonal colorways, and the continuity of successful products carrying over from previous seasons. Growth was led by our Performance All Day vertical, primarily due to the strong performance of the Cloudtilt franchise, with additional contributions from the Performance Running vertical, driven by the strong performance of the Cloudmonster and Cloudsurfer franchises. The 46.4% increase in net sales for apparel was driven by our Performance Running vertical, with additional contributions from the Performance All Day and Performance Tennis verticals. Net sales in accessories increased by 80.3% compared to the six-month period ended June 30, 2025, driven by growth within the socks category with additional contributions from our bags category.

Gross Profit

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2026	2025	% Change	2026	2025	% Change

Gross profit	555.7	460.8	20.6%	1,090.0	896.1	21.6%
Gross profit margin	65.4%	61.5%		64.8%	60.7%

Three-month period ended June 30, 2026 compared to the three-month period ended June 30, 2025
Cost of sales increased during the three-month period ended June 30, 2026 by CHF 6.2 million, or 2.1%, to CHF 294.6 million, compared to CHF 288.4 million during the three-month period ended June 30, 2025. Gross profit was CHF 555.7 million for the three-month period ended June 30, 2026, representing a gross profit margin of 65.4%, compared to CHF 460.8 million for the three-month period ended June 30, 2025, representing a gross profit margin of 61.5%. The increase in gross profit margin was mainly driven by operational efficiencies and improvements, particularly in freight, higher share of net sales through the DTC channel, our premium brand positioning, and favorable foreign exchange impacts, which more than offset the impact of increased import duties in the United States.

Six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025
Cost of sales increased during the six-month period ended June 30, 2026 by CHF 12.5 million, or 2.1%, to CHF 592.2 million, compared to CHF 579.7 million during the six-month period ended June 30, 2025. Gross profit was CHF 1,090.0 million for the six-month period ended June 30, 2026, representing a gross profit margin of 64.8%, compared to CHF 896.1 million for the six-month period ended June 30, 2025, representing a gross profit margin of 60.7%. The increase in gross profit margin was mainly driven by operational efficiencies and improvements, particularly in freight, our premium brand positioning, higher share of net sales through the DTC channel, and favorable foreign exchange impacts, which more than offset the impact of increased import duties in the United States.

Selling, General and Administrative ("SG&A") Expenses

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2026	2025	% Change	2026	2025	% Change

Net sales	850.3	749.2	13.5%	1,682.2	1,475.8	14.0%

Distribution expenses	(84.7)	(85.3)	(0.7)%	(167.9)	(164.9)	1.9%
Selling expenses	(81.1)	(60.8)	33.5%	(151.6)	(121.5)	24.7%
Marketing expenses	(118.8)	(89.7)	32.4%	(228.0)	(170.5)	33.7%
Share-based compensation	(12.2)	(10.9)	11.3%	(33.5)	(25.5)	31.2%
General and administrative expenses	(139.5)	(121.3)	15.0%	(272.2)	(243.9)	11.6%
SG&A expenses	(436.3)	(368.0)	18.5%	(853.2)	(726.3)	17.5%
Less share-based compensation	(12.2)	(10.9)	11.3%	(33.5)	(25.5)	31.2%
SG&A expenses (excluding share-based compensation)	(424.1)	(357.1)	18.8%	(819.7)	(700.8)	17.0%

Distribution expenses % of Net sales	10.0%	11.4%		10.0%	11.2%
Selling expenses % of Net sales	9.5%	8.1%		9.0%	8.2%
Marketing expenses % of Net sales	14.0%	12.0%		13.6%	11.6%
Share-based compensation % of Net sales	1.4%	1.5%		2.0%	1.7%
General and administrative expenses % of Net sales	16.4%	16.2%		16.2%	16.5%
SG&A expenses % of Net sales	51.3%	49.1%		50.7%	49.2%
SG&A expenses (excluding share-based compensation) % of Net sales	49.9%	47.7%		48.7%	47.5%

Three-month period ended June 30, 2026 compared to the three-month period ended June 30, 2025
SG&A expenses for the three-month period ended June 30, 2026 increased by CHF 68.3 million, or 18.5%, to CHF 436.3 million, compared to CHF 368.0 million for the three-month period ended June 30, 2025. Excluding share-based compensation, SG&A expenses as a percentage of net sales increased to 49.9% in the three-month period ended June 30, 2026 compared to 47.7% for the three-month period ended June 30, 2025.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales decreased to 10.0% during the three-month period ended June 30, 2026 compared to 11.4% during the three-month period ended June 30, 2025. This was primarily due to lower delivery and warehousing costs resulting from operational efficiency gains during the three-month period ended June 30, 2026.
•Selling expenses as a percentage of net sales increased to 9.5% during the three-month period ended June 30, 2026 compared to 8.1% during the three-month period ended June 30, 2025. The increase was primarily driven by additional expenses incurred as a result of our expanding retail footprint, primarily due to retail store-related personnel costs and depreciation.
•Marketing expenses as a percentage of net sales increased to 14.0% during the three-month period ended June 30, 2026 compared to 12.0% during the three-month period ended June 30, 2025. The increase was primarily driven by selective reinvestment of operational efficiency gains into meaningful brand building initiatives, including in digital environments and innovation activations, as well as a shift in the timing of our marketing campaigns.

•Share-based compensation increased to CHF 12.2 million during the three-month period ended June 30, 2026 compared to share-based compensation of CHF 10.9 million during the three-month period ended June 30, 2025.
•General and administrative expenses as a percentage of net sales increased to 16.4% during the three-month period ended June 30, 2026 compared to 16.2% during the three-month period ended June 30, 2025. This slight increase was primarily driven by higher personnel related expenses, as well as higher research and development expenses, partially offset by strong net sales growth.

Six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025
SG&A expenses for the six-month period ended June 30, 2026 increased by CHF 126.9 million, or 17.5%, to CHF 853.2 million, compared to CHF 726.3 million for the six-month period ended June 30, 2025. Excluding share-based compensation, SG&A expenses as a percentage of net sales increased to 48.7% in the six-month period ended June 30, 2026 compared to 47.5% for the six-month period ended June 30, 2025.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales decreased to 10.0% during the six-month period ended June 30, 2026 compared to 11.2% during the six-month period ended June 30, 2025. This was primarily due to lower delivery and warehousing costs resulting from operational efficiency gains during the six-month period ended June 30, 2026.
•Selling expenses as a percentage of net sales increased to 9.0% during the six-month period ended June 30, 2026 compared to 8.2% during the six-month period ended June 30, 2025. The increase was primarily driven by additional expenses incurred as a result of our expanding retail footprint, primarily due to retail store-related personnel costs and depreciation.
•Marketing expenses as a percentage of net sales increased to 13.6% during the six-month period ended June 30, 2026 compared to 11.6% during the six-month period ended June 30, 2025. The increase was primarily driven by selective reinvestment of operational efficiency gains into meaningful brand building initiatives, including in digital environments and innovation activations, as well as a shift in the timing of our marketing campaigns.
•Share-based compensation increased to CHF 33.5 million during the six-month period ended June 30, 2026 compared to share-based compensation of CHF 25.5 million during the six-month period ended June 30, 2025.
•General and administrative expenses as a percentage of net sales decreased to 16.2% during the six-month period ended June 30, 2026 compared to 16.5% during the six-month period ended June 30, 2025. This decrease is primarily driven by the non-recurrence of one-off employee-related expenses, partially offset by higher recurring personnel related expenses.

Depreciation and Amortization

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2026	2025	% Change	2026	2025	% Change

Depreciation and amortization	36.5	32.4	12.6%	71.9	60.7	18.4%
Depreciation and amortization % of Net sales	(4.3)%	(4.3)%		(4.3)%	(4.1)%

Three-month period ended June 30, 2026 compared to the three-month period ended June 30, 2025
Depreciation and amortization expenses during the three-month period ended June 30, 2026 increased by CHF 4.1 million, or 12.6%, to CHF 36.5 million, compared to CHF 32.4 million during the three-month period ended June 30, 2025. Thereof, depreciation and amortization expenses attributable to right of use assets increased by CHF 2.3 million as a result of the expansion of our retail stores. In addition, depreciation and amortization expenses attributable to owned assets increased by CHF 1.8 million.

Six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025
Depreciation and amortization expenses during the six-month period ended June 30, 2026 increased by CHF 11.2 million, or 18.4%, to CHF 71.9 million, compared to CHF 60.7 million during the six-month period ended June 30, 2025. Thereof, depreciation and amortization expenses attributable to right of use assets increased by CHF 8.5 million as a result of the expansion of our retail stores, as well as our enhanced warehouse and distribution facilities. In addition, depreciation and amortization expenses attributable to owned assets increased by CHF 2.7 million as a result of retail expansion, mainly related to leasehold improvements.

Net Financial Result

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2026	2025	% Change	2026	2025	% Change

Financial income	11.3	7.5	50.7%	18.3	14.8	23.6%
Financial expenses	(8.3)	(7.7)	7.8%	(16.3)	(13.6)	19.9%
Foreign exchange gain / (loss)	3.3	(139.9)	(102.4)%	2.9	(154.4)	(101.9)%
Net financial result	6.3	(140.1)	(104.5)%	4.9	(153.2)	(103.2)%

Three-month and six-month periods ended June 30, 2026 compared to the three-month and six-month periods ended June 30, 2025
Financial income for the three-month period ended June 30, 2026 increased by CHF 3.8 million to CHF 11.3 million, compared to the three-month period ended June 30, 2025. Financial income for the six-month period ended June 30, 2026 increased by CHF 3.5 million to CHF 18.3 million, when compared to the six-month period ended June 30, 2025. The increases in the three and six-month periods ended June 30, 2026 were primarily driven by an increase in the underlying amount of fixed deposits.
Financial expenses for the three-month period ended June 30, 2026 increased by CHF 0.5 million to CHF 8.3 million, compared to CHF 7.7 million for the three-month period ended June 30, 2025. Financial expenses for the six-month period ended June 30, 2026 increased by CHF 2.7 million, to CHF 16.3 million, compared to CHF 13.6 million for the six-month period ended June 30, 2025. The increases in the three and six-month periods ended June 30, 2026 were primarily driven by higher interest expenses on lease contracts, resulting from new leases outstanding throughout the three and six-month periods ended June 30, 2026, compared to the three and six-month periods ended June 30, 2025.

The change in foreign exchange result was primarily due to significant foreign exchange losses incurred during the three-month and six-month periods ended June 30, 2025, driven by fluctuations in the CHF/USD exchange rate. The foreign exchange gains recorded in the three-month and six-month periods ended June 30, 2026 were impacted by the functional currency changes that occurred on January 1, 2026 and the slight appreciation of the USD against the GBP, CHF, JPY, and EUR as of June 30, 2026 compared to December 31, 2025. Refer to the section titled "Factors Affecting Performance and Trend Information," and to our Annual Report, available at www.sec.gov, for additional information on the aforementioned functional currency changes.

Income Taxes

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2026	2025	% Change	2026	2025	% Change

Income tax (expense) / benefit	(20.7)	6.4	(423.5)%	(33.5)	(0.8)	3878.7%
Effective income tax rate	16.5%	13.5%		13.9%	5.1%

Income tax (expense) / benefit, based on an estimate of the annual effective income tax rate for the three and six-month periods ended June 30, 2026, was CHF (20.7) million and CHF (33.5) million, respectively. This compares to income tax (expense) / benefit of CHF 6.4 million and CHF (0.8) million for the corresponding periods in 2025. The effective income tax rate was 16.5% and 13.9% for the three and six-month periods ended June 30, 2026, respectively, compared to 13.5% and 5.1% for the three and six-month periods ended June 30, 2025, respectively. The increases to the effective income tax rates were mainly due to deferred income tax benefits during the three and six-month periods ended June 30, 2025 related to the elimination of intercompany profits in inventory, as well as higher effectiveness of certain tax incentives and prior year adjustments during the three and six-month periods ended June 30, 2025.

Liquidity and Capital Resources
Our primary need for liquidity is to fund working capital requirements, capital expenditures, lease obligations and for general corporate purposes. We finance our liquidity needs using a combination of cash and cash equivalents balances and cash provided from operating activities.

Cash Flows

	Six-month period ended June 30,
(CHF in millions)	2026	2025	Change

Cash inflow from operating activities	255.0	89.1	165.8
Cash (outflow) from investing activities	(47.2)	(29.4)	(17.8)
Cash (outflow) from financing activities	(43.3)	(37.0)	(6.3)
Change in cash and cash equivalents	164.6	22.6	142.1
Cash and cash equivalents at the beginning of the period	1,019.9	924.3	95.5
Net impact of foreign exchange rate differences	21.1	(100.3)	121.4
Cash and cash equivalents at the end of the period(1)	1,205.6	846.6	359.0
(1) Cash and cash equivalents as of June 30, 2026 include restricted cash in the amount of CHF 0.9 million provided for a bank guarantee associated with lease commitments. Restricted cash as of June 30, 2025 is equal to CHF 0.9 million.

Operating activities
Cash inflow from operating activities for the six-month period ended June 30, 2026 increased by CHF 165.8 million to 255.0 million, compared to CHF 89.1 million for the six-month period ended June 30, 2025. This increase is driven mainly by an increase in cash flows from changes in working capital of CHF 94.6 million (primarily due to changes in trade payables and trade receivables), higher net income after adjustments of CHF 76.0 million, and various other offsetting decreases and increases.

Investing activities
Cash outflow from investing activities for the six-month period ended June 30, 2026 increased by CHF 17.8 million to CHF 47.2 million, compared to CHF 29.4 million for the six-month period ended June 30, 2025. The increase is driven by higher purchases of property, plant and equipment during the current year period, primarily related to leasehold improvements within our retail stores.

Financing activities
Cash outflow from financing activities for the six-month period ended June 30, 2026 increased by CHF 6.3 million to CHF 43.3 million, compared to CHF 37.0 million for the six-month period ended June 30, 2025.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts use, this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of June 30,	As of December 31,
(CHF in millions)	2026	2025	% Change

Trade receivables	374.0	305.4	22.5%
Inventories	472.9	419.8	12.7%
Trade payables	(211.0)	(154.8)	36.3%
Net working capital	635.9	570.3	11.5%

Capital Management

	As of June 30,	As of December 31,
(CHF in millions)	2026	2025	% Change

As of June 30, 2026: CHF 0.10 nominal value, 308,472,124 Class A Ordinary Shares issued of which 301,715,535 were outstanding As of December 31, 2025: CHF 0.10 nominal value, 306,847,124 Class A Ordinary Shares issued of which 296,873,353 were outstanding	30.8	30.7	0.3%
As of June 30, 2026: CHF 0.01 nominal value, 324,991,680 Class B voting rights shares issued and outstanding As of December 31, 2025: CHF 0.01 nominal value, 341,241,680 Class B voting rights shares issued and outstanding	3.2	3.4	(5.9)%
Share capital	34.1	34.1	—%
Treasury shares	(26.4)	(26.7)	(1.1)%
Share premium	760.7	760.8	—%
Statutory reserves	67.4	62.4	8.0%
Equity transaction costs	(8.7)	(8.7)	—%
Tax impact on equity transaction costs	1.3	1.3	—%
Share-based compensation	504.1	473.2	6.5%
Capital reserves	1,324.7	1,289.0	2.8%
Other reserves	(12.0)	(46.6)	(74.2)%
Retained earnings	590.9	382.6	54.4%
Equity	1,911.4	1,632.4	17.1%

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2026	296,873,353	341,241,680
Sale of treasury shares related to share-based compensation	3,219,674	0
Purchase of treasury shares	(2,492)	0
Conversion of Class B shares to Class A shares(2)	1,625,000	(16,250,000)
Shares issued and outstanding as of June 30, 2026(1)	301,715,535	324,991,680

Awards granted under various incentive plans with dilutive effects as of June 30, 2026	1,644,629	2,493,692
(1) As of June 30, 2026 there were 6,756,589 treasury shares held by On (December 31, 2025: 9,973,771).
(2) As previously disclosed on Form 6-K' filed with the SEC on May 28, 2026, 16,250,000 of Class B Shares were converted into 1,625,000 Class A Ordinary Shares.

Share-based compensation
As of June 30, 2026, On has recognized an increase in shareholders' equity in the balance sheet of CHF 30.8 million for share-based compensation incurred during the six-month period ending June 30, 2026.
For the six-month period ending June 30, 2026, we have recognized a share-based compensation charge of CHF 33.5 million pursuant to the following share-based compensation plans and programs for select employees including our group executive team and senior management team:
• Long Term Incentive Plan 2021
• Compensation of non-executive members of our board of directors

Share-based payments are valued based on the grant date fair value of these awards and recorded over the corresponding vesting period.

Indebtedness
On July 7, 2023, we entered into a CHF 700 million multicurrency credit facility agreement ("credit facility"). We have an option to increase the total availability of borrowings under the credit facility in an aggregate amount of up to CHF 200 million, subject to the satisfaction of certain customary conditions. We entered into the credit facility as part of our prudent financial planning strategy to create future financial flexibility to better align with the size and maturity of the Company. The proceeds of any borrowings under the credit facility may be used towards the financing of working capital requirements and for general corporate purposes, including the roll-in of certain existing bank guarantees and the issuance of new bank guarantees. The credit facility had an initial term of three years, which has subsequently been extended for a total period of two years. Subsequent to extensions, the credit facility will expire on July 7, 2028.
As of June 30, 2026 and December 31, 2025, no amounts had been drawn under the new credit facility, and we do not currently expect to do so in the near term. As of June 30, 2026, we are using the credit facility to provide guarantees and letters of credit, as further discussed in the section titled "Off-Balance Sheet Arrangements."
The credit facility also contains financial covenants that depend on our consolidated equity as well as our net debt to adjusted EBITDA ratio. As of and during the six-month period ending June 30, 2026, we were in compliance with all covenants under the credit facility.
Further, as of June 30, 2026, trade receivables and inventories with a carrying value of CHF 312.8 million and CHF 342.2 million, respectively, were pledged in relation to the credit facility.

Material Cash Requirements
There were no material changes outside of the ordinary course of business as of June 30, 2026, to the material cash requirements reported in our Annual Report, with the exception of the items discussed below.
Lease commitments: As of June 30, 2026, total lease commitments are CHF 230.3 million, with CHF 14.4, CHF 99.9 million, and CHF 116.0 million due in less than one year, between one to five years, and more than five years, respectively. The increase in total lease commitments as of June 30, 2026, compared to CHF 153.8 million as of December 31, 2025, relates to our planned global retail expansion and a new warehouse planned in APAC.
Lease liabilities: As of June 30, 2026, total undiscounted lease liabilities are CHF 672.4 million, with CHF 110.2 million, CHF 332.5 million, and CHF 229.7 million due in less than one year, between one to five years, and more than five years, respectively. This represents an increase of CHF 56.8 million from CHF 615.6 million as of December 31, 2025, primarily driven by new retail lease commencements as part of our ongoing expansion.

Off-Balance Sheet Arrangements
As of June 30, 2026 and December 31, 2025, we provided guarantees and letters of credit in the amount of CHF 163.2 million and CHF 153.2 million in favor of third parties, respectively. Of the total guarantees and letters of credit outstanding as of June 30, 2026 and December 31, 2025, CHF 163.2 million and CHF 153.2 million, respectively, relate to our credit facility, as discussed in the section titled "Indebtedness." Other than those items disclosed here and elsewhere in this document, we do not have any material off-balance sheet arrangements or commitments as of June 30, 2026.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis are financial measures that are not defined under IFRS.

We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS to their most directly comparable IFRS measure. See sections titled "Liquidity and Capital Resource" and "Operating Results" for reconciliations of net working capital and net sales on a constant currency basis, respectively, to their most directly comparable IFRS measure.

Adjusted EBITDA and Adjusted EBITDA Margin
The table below reconciles net income and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2026	2025	% Change	2026	2025	% Change

Net income / (loss)	105.0	(40.9)	356.5%	208.3	15.8	1221.5%
Exclude the impact of:
Income taxes	20.7	(6.4)	423.5%	33.5	0.8	3878.7%
Financial income	(11.3)	(7.5)	50.7%	(18.3)	(14.8)	23.6%
Financial expenses	8.3	7.7	7.8%	16.3	13.6	19.9%
Foreign exchange result (1)	(3.3)	139.9	(102.4)%	(2.9)	154.4	(101.9)%
Depreciation and amortization	36.5	32.4	12.6%	71.9	60.7	18.4%
Share-based compensation (2)	12.2	10.9	11.3%	33.5	25.5	31.2%
Adjusted EBITDA	168.1	136.1	23.5%	342.3	256.1	33.7%
Adjusted EBITDA Margin	19.8%	18.2%		20.3%	17.4%
(1) Represents the foreign exchange gain / (loss) line item within the consolidated statements of income.

(2) Management excludes share-based compensation expenses as these are non-cash and we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax-deductible portion of the non-IFRS adjustments, which we believe increases comparability of the metric from period to period, and makes it useful for management, our audit committee and investors to assess our financial performance over time.
Adjusted basic EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period. Adjusted diluted EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis.
The table below provides a reconciliation between net income and adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended June 30,
(CHF in millions, except per share data)	2026	2026	2025	2025
	Class A	Class B	Class A	Class B

Net income / (loss)	94.5	10.5	(36.7)	(4.2)
Exclude the impact of:
Share-based compensation(1)	10.9	1.2	9.8	1.1
Tax effect of adjustments(2)	0.4	—	0.3	—
Adjusted net income / (loss)	105.8	11.8	(26.6)	(3.1)

Weighted number of outstanding shares	300,422,597	335,348,823	295,531,210	341,044,191
Weighted number of shares with dilutive effects	1,677,255	2,493,692	3,300,452	12,293,550
Weighted number of outstanding shares (diluted and undiluted)(3)	302,099,852	337,842,515	298,831,662	353,337,741

Adjusted basic EPS (CHF)	0.35	0.04	(0.09)	(0.01)
Adjusted diluted EPS (CHF)	0.35	0.03	(0.09)	(0.01)
(1) Management excludes share-based compensation expenses as these are non-cash and we do not consider these expenses reflective of our ongoing operations and performance.

(2) The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.

(3) Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

	Six-month period ended June 30,
(CHF in millions, except per share data)	2026	2026	2025	2025
	Class A	Class B	Class A	Class B

Net income / (loss)	187.1	21.2	14.1	1.6
Exclude the impact of:
Share-based compensation(1)	30.1	3.4	22.8	2.7
Tax effect of adjustments(2)	(0.6)	(0.1)	(0.4)	—
Adjusted net income / (loss)	216.6	24.5	36.6	4.3

Weighted number of outstanding shares	298,951,784	338,278,973	294,458,484	343,228,709
Weighted number of shares with dilutive effects	2,596,588	3,726,415	4,005,446	12,885,677
Weighted number of outstanding shares (diluted and undiluted)(3)	301,548,372	342,005,388	298,463,930	356,114,386

Adjusted basic EPS (CHF)	0.72	0.07	0.12	0.01
Adjusted diluted EPS (CHF)	0.72	0.07	0.12	0.01
(1) Management excludes share-based compensation expenses as these are non-cash and we do not consider these expenses reflective of our ongoing operations and performance.
(2) The tax effect has been calculated by applying the local tax rate on the tax-deductible portion of the respective adjustments.
(3) Weighted numbers of outstanding shares (diluted and undiluted) are presented herein in order to calculate adjusted diluted EPS in relation to adjusted net income for such periods.

Net Sales on a Constant Currency Basis
Net sales on a constant currency basis is a non-IFRS measure which represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales within our "Key Financial and Operating Metrics" and "Operating Results" sections, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations.

Factors Affecting Performance and Trend Information
We expect our growth, financial condition, cash flows, and results of operations will continue to be affected by a number of factors and trends. Refer to “Item 3.D. Risk Factors” and "Item 5. Operating and Financial Review and Prospects" within our Annual Report for further information on these factors. Below, we have included recent updates.

Customs and duty expenses
Beginning in April 2025, the United States ("U.S") implemented new tariffs as part of its trade policy, including both baseline tariffs and higher country-specific reciprocal tariffs on imports from all countries. Additionally, on July 31, 2025, an executive order ("Executive Order") was signed confirming the tariff rates on various trading partner countries, including a fixed reciprocal import tariff of 20% on Vietnam (applied in addition to the existing 20% import tariff in Vietnam). The confirmed tariff rates under the Executive Order became effective on August 8th, 2025. In July 2026, the U.S. government imposed additional tariffs under Section 301 of the Trade Act of 1974 that are expected to result in an increase in tariffs on our products.
On February 20, 2026, the U.S. Supreme Court invalidated specific tariffs levied under the International Emergency Economic Powers Act (“IEEPA”), and the U.S government ceased collecting these tariffs on February 24, 2026. On April 20, 2026, the U.S. Customs and Border Protection introduced an electronic system to manage refunds for these IEEPA tariffs.
As of June 30, 2026, our total IEEPA tariffs paid are CHF 55.6 million, of which CHF 52.7 million have been submitted through the U.S. Customs refund processing. We have determined that potential recovery of any of these funds is not virtually certain as of June 30, 2026 and therefore have not recognized any of these potential refund amounts in the unaudited interim condensed consolidated financial statements. We will recognize refunds in the unaudited interim condensed consolidated financial statements when realization of these amounts is deemed virtually certain. We will recognize the potential refund impact attributed to inventories already sold as a reduction to cost of sales, and the potential impact attributed to inventories still on-hand as a reduction to inventories. As of June 30, 2026, the majority of the potential refund relates to inventory already sold. As of August 11, 2026, we received approximately CHF 27.9 million in IEEPA tariff refunds. This amount will be recognized in the third quarter of 2026.
We will continue to monitor changes to the import and export policies of the U.S. and other countries, including the imposition of additional tariffs, that could impact our financial position, results of operations and cash flows.

Macroeconomic conditions
Global events, including the recent military conflict in the Middle East, have resulted in worldwide geopolitical and macroeconomic uncertainty, and we cannot predict how these conflicts will evolve or the timing and effects thereof. Continued instability could adversely affect consumer demand and our sales and growth in those markets. In addition, the conflict could further disrupt regional trade routes. We will continue to monitor the situation and the potential impact it may have on consumer patterns and sentiment in the Middle East and other regions.
We are subject to risks and exposures from the evolving global macroeconomic environment, including the level of promotional activity in the market and economic uncertainty, all of which may negatively impact customer demand, consumer spending, our ability to manage inventory, and our sales and growth. In the second quarter of 2026, growth in our wholesale channel was more moderate given selective sell-in actions with partners, particularly in the Americas, as we continue to operate in a highly promotional market / industry. These actions are a result of our commitment to our premium strategy and disciplined execution, including selective actions taken in the third quarter of 2026 and the potential for further action to manage sell-in for the remainder of the year.

Functional Currency Change
Effective January 1, 2026, On Holding AG (the Group's parent company) and On AG (the Group's main trading entity) have changed their functional currency from the Swiss Franc (CHF) to the U.S Dollar (USD). These changes were accounted for prospectively and did not impact prior period financial statements. The Group’s presentation currency remains in CHF.
As a result, during the three and six months ended June 30, 2026, the effect of exchange rate changes on USD-denominated monetary assets and liabilities was reduced, resulting in reduced volatility within line item foreign exchange gains / (losses) in our consolidated profit or loss statements. We expect this lower volatility, as a result of the reduced effect of exchange rate changes on USD-denominated monetary assets and liabilities, to continue in 2026 and future periods.
Additionally, beginning in the first quarter of 2026, we are recording adjustments in other comprehensive income / (loss) to translate these entities' financial statements from USD to CHF (our presentation currency), which led to increased volatility within other comprehensive income / (loss) during the three and six months ended June 30, 2026. We expect the increased volatility arising from the translation of these entities' financial statements from USD to CHF to continue throughout 2026 and into future periods.
Refer to note "6.6 Events after the balance sheet date" and "Item 5.B Liquidity and capital resources" within our Annual Report, available at www.sec.gov., for additional information on the aforementioned functional currency change.

New Accounting Pronouncements
There have been no material changes related to recently issued or adopted accounting standards from those disclosed in our consolidated financial statements for the year ended December 31, 2025, included in our Annual Report, available at www.sec.gov.

Critical Accounting Policies
There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our consolidated financial statements for the year ended December 31, 2025, included in our Annual Report, available at www.sec.gov.

Risk Factors
There have been no material changes to the risk factors as set out in our Annual Report, available at www.sec.gov.

Special Note Regarding Forward-Looking Statements
This management's discussion and analysis contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this management’s discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.
Among other things, On’s quotations from management in the press releases and other written materials, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further, On uses the investors.on-running.com website as well as LinkedIn as means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD. Forward-looking statements appear in a number of places in this management’s discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and premium brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the on-going Russia-Ukraine or Israel-Hamas conflicts and on-going shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to successfully develop, implement, and scale our LightSpray™ technology and products developed using this technology; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings and investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation, customs and duty expenses, and foreign exchange rates; the availability of qualified personnel and the ability to retain such personnel, including our Executive Founder Team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt and monitor generative artificial intelligence ("AI") technologies in our operations; changes and contemplation of changes to trade policies, tariffs and import/export regulations in the United States and other jurisdictions; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.